UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13 )1

EnPro Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

29355X 10 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See§ 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29355X 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,115,766
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,115,766
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 29355X 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,115,766
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,115,766
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 29355X 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,115,766
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,115,766
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 29355X 10 7

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by the undersigned.  This Amendment No. 13 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,115,766 Shares owned by Steel Partners II is approximately $46,900,792.  The Shares owned by Steel Partners II were acquired with partnership funds.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,614,476 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 6, 2007.

As of the close of business on November 14, 2007, Steel Partners II beneficially owned 2,115,766 Shares, constituting approximately 9.8% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 2,115,766 Shares owned by Steel Partners II, constituting approximately 9.8% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 2,115,766 Shares owned by Steel Partners II, constituting approximately 9.8% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,115,766 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 12 to the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 29355X 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C., General Partner

	By:	/s/ Lauren Isenman
Lauren Isenman
As Attorney In Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

	By:	/s/ Lauren Isenman
Lauren Isenman
As Attorney In Fact for Warren G. Lichtenstein, Managing Member

/s/ Lauren Isenman
LAUREN ISENMAN
As Attorney In Fact for Warren G. Lichtenstein, Individually

CUSIP NO. 29355X 10 7

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 12 to Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STEEL PARTNERS II, L.P.

(1,000)	42.0065	10/01/07
(8,100)	42.0101	10/09/07
(14,418)	42.0065	10/09/07
(25,200)	42.0143	10/10/07
(3,200)	42.7184	10/16/07
(100)	43.3000	10/17/07
(100)	43.0000	10/18/07
(4,120)	43.0051	10/18/07
25,000	34.1594	11/08/07
140,100	34.1316	11/08/07
48,600	33.6892	11/09/07
100,000	33.7112	11/12/07
21,300	33.4500	11/13/07
30,509	33.2807	11/14/07

STEEL PARTNERS, L.L.C.

None

WARREN G. LICHTENSTEIN

None